SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2001

                          Commission File Number 1-3939




              Kerr-McGee Corporation Employee Stock Ownership Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)




                         REPORT OF INDEPENDENT AUDITORS


Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Employee Stock Ownership Plan


     We have audited the accompanying statement of net assets available for benefits of Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, and the supplemental schedule of reportable transactions for the year ended December 31, 2001, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                       (ERNST & YOUNG LLP)
                                                        ERNST & YOUNG LLP


Oklahoma City, Oklahoma,
June 21, 2002





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


     We have audited the accompanying statement of net assets available for benefits of the KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN (the Plan) as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                    (ARTHUR ANDERSEN LLP)
                                                     ARTHUR ANDERSEN LLP



Oklahoma City, Oklahoma,
  June 7, 2001





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                December 31, 2001
                             (Thousands of dollars)



               ASSETS                                    Unallocated        Allocated          Total
               ------                                    -----------        ---------        --------

Common stock of Kerr-McGee Corporation                   $  51,603           $72,677         $124,280
Short-term investments                                       1,036                 -            1,036
                                                         ---------           -------         --------

         Total investments                                  52,639            72,677          125,316

Dividends receivable                                           430                 -              430
Interfund contributions receivable (payable)                  (688)              688                -
Interfund dividends receivable (payable)                      (598)              598                -
Interfund receivable (payable) for
     excess released shares                                 (3,052)            3,052                -
Other assets                                                     2                 -                2
                                                         ---------           -------         --------

         Total assets                                       48,733            77,015          125,748
                                                         ---------           -------         --------


             LIABILITIES
             -----------

Notes payable                                              101,001                 -          101,001
Interest payable                                             1,121                 -            1,121
                                                         ---------           -------         --------

         Total liabilities                                 102,122                 -          102,122
                                                         ---------           -------         --------

Net assets (liabilities) available for benefits          $ (53,389)          $77,015         $ 23,626
                                                         =========           =======         ========



         The accompanying notes are an integral part of this statement.





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                December 31, 2000
                             (Thousands of dollars)



               ASSETS                                    Unallocated        Allocated          Total
               ------                                    -----------        ---------        --------

Common stock of Kerr-McGee Corporation                    $ 78,393           $83,386         $161,779
Short-term investments                                       1,117                 -            1,117
                                                          --------           -------         --------

         Total investments                                  79,510            83,386          162,896

Dividends receivable                                           531                 -              531
Interfund contributions receivable (payable)                  (624)              624                -
Interfund dividends receivable (payable)                      (559)              559                -
Other assets                                                    12                 -               12
                                                          --------           -------         --------

         Total assets                                       78,870            84,569          163,439
                                                          --------           -------         --------


             LIABILITIES
             -----------

Notes payable                                              117,751                 -          117,751
Interest payable                                             1,698                 -            1,698
                                                          --------           -------         --------

         Total liabilities                                 119,449                 -          119,449
                                                          --------           -------         --------

Net assets (liabilities) available for benefits           $(40,579)          $84,569         $ 43,990
                                                          ========           =======         ========




         The accompanying notes are an integral part of this statement.





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                      For the Year Ended December 31, 2001
                             (Thousands of dollars)


                                                         Unallocated        Allocated          Total
                                                         -----------        ---------        --------

Company contributions                                    $  22,237          $      -         $ 22,237
Dividend income                                              1,893             2,290            4,183
Interest income                                                 12                 -               12
                                                         ---------          --------         --------

         Total additions                                    24,142             2,290           26,432
                                                         ---------          --------         --------

Interest expense                                             9,309                 -            9,309
Distributions to participants                                    -             5,621            5,621
Transfers to (from) other fund                              15,285           (15,285)               -
Transfer to SIP                                                  -             3,894            3,894
Transfer to Savannah plan                                        -                 5                5
Depreciation of common stock                                12,358            15,609           27,967
                                                         ---------          --------         --------

         Total deductions                                   36,952             9,844           46,796
                                                         ---------          --------         --------

              Net decrease                                 (12,810)           (7,554)         (20,364)



Net assets (liabilities) available for benefits -
     Beginning of year                                     (40,579)           84,569           43,990
                                                         ---------          --------         --------


     End of year                                         $ (53,389)         $ 77,015         $ 23,626
                                                         =========          ========         ========





         The accompanying notes are an integral part of this statement.



              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000


(1)      PLAN DESCRIPTION

         The Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) was established in September 1989, and is designed to comply with the Internal Revenue Code (the Code) Section 4975(e) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended and restated effective January 1, 2001. The Plan, a leveraged employee stock ownership plan, invests only in the common stock of Kerr-McGee Corporation (the Company). The Plan covers all employees of the Company and its subsidiaries who make salary deferrals to the Kerr-McGee Savings Investment Plan (the SIP). Effective January 1, 1990, participant contributions to the SIP are matched by Company contributions to the Plan. These participant contributions are matched dollar-for-dollar by the Company, up to 6% of the participants' salaries as defined under the Plan. In addition, effective September 1, 2001, participant contributions by bargaining employees to the Kerr-McGee Pigments (Savannah) Inc., Employees Savings Plan (Savannah plan) are matched at a rate of $.50 for every dollar contributed by the participant up to 6% of the participant's salary. Although the Plan, SIP and the Savannah plan are separate plans, matching contributions to the Plan are contingent upon participants' contributions to the SIP or Savannah plan. Participants are not permitted to make contributions under the terms of the Plan.

         Effective January 1, 2000, all participants in the SIP have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the Plan into investment options available in the SIP. This option must be exercised by March 31 of each year. The amount diversified during 2001 is shown as Transfers to SIP on the Statement of Changes in Net Assets Available for Benefits. Participants who are at least age 55 with 10 years of participation in the Pan may withdraw their 25% instead of diversifying within the SIP. They have this option for the first six years after meeting the eligibility requirements.

         Prior to the September 1, 2001, establishment of company matching contributions for the Savannah plan being made into the Plan, the Plan assets of employees that change classification from non-bargaining to bargaining were transferred into the Savannah plan and shown as Transfer to Savannah plan on the Statement of Changes in Net Assets Available for Benefits.

         The Company may direct State Street Bank and Trust Company (the Trustee) to enter into acquisition loans for the purpose of acquiring Company stock for the benefit of participants. Pursuant to that authority, the Trustee and the Company entered into a Stock Purchase Agreement as of September 12, 1989. Under this agreement, the Plan purchased 2,680,965 shares of the Company's common stock at $46.625 per share on November 29, 1989, the market value on that date. To finance the purchase, the Plan incurred indebtedness to a group of institutional investors in the aggregate principal amount of $125,000,000 (see Note 4).

         Company stock acquired with the proceeds of the initial loan is held in a suspense account. The Company's matching contributions and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as the company matches contributions made to the SIP by participants.

         Dividends paid on the common stock held in participants' accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants' accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants' accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants' accounts by year end. If the number of shares released is more than the required matching and dividend allocation, the excess will be allocated to participants.

         Employees who are or become participants on or after January 1, 2000, are 100% vested in all company matching contributions. A participant will receive a distribution of his vested interest in his account only upon termination of employment, retirement, death or permanent disability. No other withdrawals are permitted, except for diversification after age 55.

         Distributions to participants are paid in a single sum consisting of shares of stock or cash, at the election of the participant. Distributions are recorded at the approximate market value as of the date of distribution. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

         The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 2001, the Company paid $78,000 of administrative and trust expenses on behalf of the Plan.

         The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. Any unallocated funds remaining in the Plan after all participants have received their account balances may be disposed of as directed by the Company. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

         Investment Valuations and Income Recognition - The Plan's investments are stated at fair value, and the Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid.

(3)      INVESTMENTS

         The Plan's investment in the Company's common stock at December 31, 2001 and 2000, was as follows:

         (Dollars in thousands)      Unallocated     Allocated       Total
                                     -----------     ---------    -----------

         2001
         ----
         Number of Shares              941,660       1,326,224      2,267,884
         Cost                          $71,255         $65,799       $137,054
         Market                        $51,603         $72,677       $124,280

         2000
         ----
         Number of Shares            1,171,135       1,245,727      2,416,862
         Cost                          $88,626         $58,621       $147,247
         Market                        $78,393         $83,386       $161,779

 (4)     NOTES PAYABLE

         On November 29, 1989, the Plan borrowed $125,000,000 from a group of institutional investors for the purpose of acquiring the Company's common stock. This borrowing consisted of Series A notes in the amount of $74,000,000 and Series B notes in the amount of $51,000,000. The Company has guaranteed the Plan's indebtedness. In June 1996, the Plan issued a $24,500,000 note, which bears interest at a fixed rate of 6.85%, to the Company (the Sponsor note) and used the funds to prepay a portion of the 9.47% fixed-rate Series A notes. The remaining balance of the Series A notes was paid on July 1, 1996, as scheduled. Scheduled principal payments on the Sponsor note began in January 1997 and continue through January 2003. Principal payments on the 9.61% fixed-rate Series B notes began in July 1998 and continue through January 2005.

         Following the merger of Kerr-McGee  Corporation and Oryx Energy Company
         (Oryx), the Oryx Capital Accumulation Plan (CAP plan) was merged into the Plan and the SIP during 1999. On August 1, 1989, the CAP plan borrowed $110 million by privately placing ESOP notes with Oryx. The borrowing consisted of Series A, Series B and Series C sponsor notes with interest rates ranging from 8.35% to 8.70%. Scheduled principal payments on the Series A notes continue through July 2006. Principal payments on the Series B notes begin in August 2005 and continue through July 2008. Principal payments on the Series C notes begin in August 2008 and continue through July 2011.

         Notes payable consisted of the following at year end:

         (Thousands of dollars)                       2001            2000
                                                   --------         --------

         Sponsor note                              $  3,630         $  3,640
         Series B notes                              20,750           32,750
         Oryx Series A sponsor notes                 26,587           31,327
         Oryx Series B sponsor notes                 19,318           19,318
         Oryx Series C sponsor notes                 30,716           30,716
                                                   --------         --------

                                                   $101,001         $117,751
                                                   ========         ========


         Maturities  of  notes  payable  due  after   December  31,  2001,   are
         $15,763,000  in  2002,   $14,722,000  in  2003,   $9,962,000  in  2004,
         $8,638,000 in 2005, $7,775,000 in 2006 and $44,141,000 thereafter.

(5)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated November 5, 1999, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Code and continues to be tax-exempt.

(6)      CONTRIBUTIONS

         The Company's 2001 cash contributions to the Plan totaled $22,237,000. In addition, the Company declared $4,183,000 in dividends on the Company's stock held in the Plan. Of the total contributions, $12,162,000 represents the Company's matching contributions for employees' savings in the SIP and $70,000 represents the Company's matching contributions for employees' savings in the Savannah plan.





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                   (Employer Identification Number 73-1612389)
                                (Plan Number 014)

                                DECEMBER 31, 2001
                             (Thousands of dollars)




                                (b)                                    (c)                                           (e)
       Identity of issue, borrower,            Description of investment including maturity date,       (d)        Current
(a)*   lessor or similar party                 rate of interest, collateral, par or maturity value     Cost         Value
----   ----------------------------------      ---------------------------------------------------   ---------    ---------


  *   Kerr-McGee Corporation                   Common stock (2,267,884 shares)                       $137,054     $124,280

  *   State Street Bank and Trust Company      Short-term investment fund                               1,036        1,036



     *Party-in-interest




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-1612389)
                                (Plan Number 014)

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (Thousands of dollars)


                                                                                                                 (h)
                                                                                        (f)                    Current
                                                                                      Expense                   value
                                                       (c)        (d)        (e)     incurred       (g)      of asset on       (i)
            (a)                       (b)           Purchase    Selling     Lease      with       Cost of    transaction    Net gain
Identity of party involved   Description of asset     price      price     rental   transaction    asset        date         or loss
--------------------------   --------------------   --------    -------    ------   -----------   -------    -----------    --------

Kerr-McGee Corporation       Common Stock            $30,270          -       -          -        $30,270       $30,270            -


Kerr-McGee Corporation       Common Stock                  -    $40,722       -          -        $40,463       $40,722         $259






                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN






                             By               (John M. Rauh)
                                  --------------------------------------
                                               John M. Rauh
                                  Chairman of the Kerr-McGee Corporation
                                            Benefits Committee




Date:  June 26, 2002